Amended and Restated Expense Limitation Agreement

To: Total Income+ Real Estate Fund

c/o Gemini Fund Services, LLC.

80 Arkay Drive

Hauppauge, NY 11788

Dear Board Members:

You have engaged Bluerock Fund Advisor, LLC to act as the investment adviser to the Total Income+ Real Estate Fund (the "Trust" or the "Fund"), pursuant to a Management Agreement dated as of July 26, 2012.

Effective from February 1, 2018 until January 31, 2019, we agree to waive management fees and/or reimburse the Fund for expenses the Fund incurs but only to the extent necessary to maintain the Fund's total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs, and offering costs) at the levels set forth per share class in Appendix A attached hereto.

Additionally, this Expense Limitation Agreement shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust and by Bluerock Fund Advisor, LLC.  Furthermore, this Amended and Restated Expense Limitation Agreement may not be terminated by Bluerock Fund Advisor, LLC, but may be terminated by the Fund's Board of Trustees, on written notice to Bluerock Fund Advisor, LLC. This Amended and Restated Expense Limitation Agreement will terminate automatically, with respect to a Fund listed in Appendix A if the Management Agreement for the Fund is terminated with such termination effective upon the effective date of the Management Agreement's termination for the Fund (except that Bluerock Fund Advisor, LLC shall maintain its right to repayment if the termination of Management Agreement is caused by a change in control of Bluerock Fund Advisor, LLC).  This Amended and Restated Expense Limitation Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

Any waiver or reimbursement by Bluerock Fund Advisor, LLC is subject to repayment by the respective Fund within the three fiscal years following the fiscal year in which the expenses occurred (provided Bluerock Fund Advisor, LLC continues to serve as investment adviser to the Fund), if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

This Amended and Restated Expense Limitation Agreement shall run in tandem with, and shall not supersede, any existing expense limitation or similar agreement currently in force during the term of this Amended and Restated Expense Limitation Agreement.

Yours Very Truly,

Bluerock Fund Advisor, LLC

By: /s/ Michael L. Konig

Name: Michael L. Konig

Title: Chief Legal Officer

Date: January 25, 2018

ACCEPTANCE: This Expense Limitation Agreement is hereby accepted.

TOTAL INCOME+ REAL ESTATE FUND

By: /s/ Michael L. Konig

Name: Michael L. Konig

Title: Secretary

Date: January 25, 2018

Appendix A

Fund and Class	Percentage of Average Daily Net Assets
Total Income+ Real Estate Fund – Class A	1.95%
Total Income+ Real Estate Fund – Class C	2.70%
Total Income+ Real Estate Fund – Class I	1.70%
Total Income+ Real Estate Fund – Class L	2.20%